Hunton Andrews Kurth LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218
April 30, 2019	James V. Davidson Direct Dial: 804 • 787 • 8035 EMAIL: jdavidson@HuntonAK.com File No: 088502.0000002

Confidential

VIA EDGAR

Ms. Stacie Gorman

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Postal Realty Trust, Inc.

Registration Statement on Form S-11

Filed April 2, 2019

(File No. 333-230684)

Dear Ms. Gorman:

As counsel to Postal Realty Trust, Inc., a Maryland corporation (the “Company”), and pursuant to our telephone conversations, today as Exhibit A hereto we are transmitting to the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s proposed pro forma financial statements to be included in the Company’s Registration Statement on Form S-11 (File No. 333-230684) (the “Registration Statement”), as originally provided to you supplementally on April 24, 2019.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON LONDON LOS ANGELES

MIAMI NEW YORK NORFOLK RESEARCH TRIANGLE PARK RICHMOND SAN FRANCISCO THE WOODLANDS TYSONS WASHINGTON, DC

www.HuntonAK.com

April 30, 2019

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-787-8035.

Sincerely,

/s/ James V. Davidson

cc:	Andrew Spodek, Postal Realty Trust, Inc.

David C. Wright, Hunton Andrews Kurth LLP

Christina T. Roupas, Winston & Strawn LLP

EXHIBIT A

Postal Realty Trust, Inc.
Introduction to Unaudited Pro Forma Financial Statements

The unaudited pro forma financial statements of Postal Realty Trust, Inc. (the “Company”) are based on the historical financial statements of Nationwide Postal and Affiliates Predecessor (the “Predecessor”), the predecessor of the Company, included elsewhere in this prospectus, and prepared on a pro forma basis to reflect the completion of the formation and related transactions and this offering. The transactions include the following:

•	The contribution of the Predecessor, including 190 properties owned by the Predecessor, in exchange for Class A Common Stock, Voting Equivalency Stock, limited partnership units of Postal Realty LP, a subsidiary of the Company (the “Operating Partnership”), and cash.

•	The Operating Partnership’s acquisition for cash of 81 additional properties (the “Acquisition Properties”) by the Company or its subsidiaries.

•	The Company’s acquisition for cash of one additional property acquired by the Predecessor in 2019 (the “2019 Property”).

•	This offering and stated use of proceeds to fund the purchase of the Acquisition Properties and the 2019 Property (together with the Predecessor Properties, the “Contribution Properties”), to repay certain indebtedness of the Predecessor, to reimburse certain funds advanced by a related party for offering and other expenses, and for working capital and general corporate purposes, including future acquisitions.

The transactions are more fully described in the notes to the unaudited pro forma financial statements. For purposes of the unaudited condensed consolidated pro forma balance sheet, the above transactions have been assumed to occur on December 31, 2018. For purposes of the unaudited condensed consolidated pro forma statement of operations, the above transactions have been assumed to occur on January 1, 2018.

The Company’s unaudited pro forma adjustments are based on available information and assumptions that the Company considers reasonable. The Company’s unaudited pro forma financial statements are not necessarily indicative of what the Company’s actual financial position or results of operations would have been as of the date and for the period indicated, nor do they purport to represent the Company’s future financial position or results of operations.

The final accounting will likely differ from the amounts reflected in the unaudited pro forma financial statements. Such differences will likely result in operating results and financial condition different than that reflected in the unaudited pro forma financial statements and such differences may be material.

The unaudited pro forma financial statements should be read in conjunction with all the financial statements and notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

F-1

Postal Realty Trust, Inc.
Pro Forma Combined Consolidated Balance Sheet
As of December 31, 2018 (Unaudited)

	Postal Realty Trust, Inc. (a)	Predecessor (b)	Acquisition Properties (c)	2019 Acquisition (d)	The Offering (e)		Total Pro Forma
Assets
Real Estate
Land	$–	$7,239,213	$8,043,686	$193,653	$–		$15,476,552
Buildings and improvements	–	29,550,076	18,306,320	440,729	–		48,297,125
Tenant improvements	–	1,646,215	832,105	20,033	–		2,498,353
Equipment	–	–	–	–	–		–
Less: accumulated depreciation	–	(7,121,532)	–	–	–		(7,121,532)
Total real estate, net	–	31,313,972	27,182,111	654,415	–		59,150,498
	–
Cash	–	262,926	–	–	21,085,051		21,347,977

Rent and other receivables	–	601,670	–	–	–		601,670
Prepaid expenses and other assets	–	146,014	–	–	650,239	(f)	796,253
Restricted cash	–	598,949	–	–	–		598,949
Deferred rent receivable	–	14,060	–	–	–		14,060
Above market leases, net	–	10,914	96,034	–	–		106,948
In-place lease intangibles, net	–	2,735,927	3,605,790	86,810	–		6,428,527

Total assets	$–	$35,684,432	$30,883,935	$741,225	$21,735,290		$89,044,882

Liabilities and equity (deficit)
Mortgage notes payable, net	$–	$34,792,419	$–	$–	$(31,918,693	)(h)	$2,873,726
Accounts payable, accrued expenses and other	–	1,869,084	–	–	–		1,869,084
Below market leases, net	–	3,842,495	1,073,954	96,122	–		5,012,571
Deferred tax liability	–	793,847	–	–	(793,847	)(k)	–
Consideration payable	–	–	29,809,981	645,103	(30,455,084)		–
Total liabilities	$–	$41,297,845	$30,883,935	$741,225	$(63,167,624)		$9,755,381

Equity (deficit)
Common stock (1)	–	4,000,200	–	–	57,905	(g)	57,905
					(4,000,200	)(g)	–

Additional paid-in capital	–	3,441,493	–	–	52,105,878	(g)	63,523,170

					10,953,818	(j)
					(2,660,794)
					(189,572	)(h)
					(127,653	)(i)
Accumulated deficit	–	(11,003,876)	–	–	11,003,876	(g)	–
Member’s deficit	–	(2,095,823)	–	–	2,095,823	(g)	–
Non-controlling interests	–	44,593	–	–	26,662,244	(g)	15,708,426
					(44,593	)(i)
					(10,953,818	)(j)
Total equity (deficit)	–	(5,613,413)	–	–	84,902,914		79,289,501
Total liabilities and equity (deficit)	$–	$35,684,432	$30,883,935	$741,225	$21,735,290		$89,044,882

(1) As of December 31, 2018, includes common stock of (a) UPH, no par, 1,000 shares authorized, 1,000 shares issued and outstanding and (b) NPM, no par, 200 shares authorized, issued and outstanding.

F-2

Postal Realty Trust, Inc.
Pro Forma Combined Consolidated Statement of Operations
For the Year Ended December 31, 2018 (Unaudited)

	Postal Realty Trust, Inc. (l)	Predecessor (m)	Acquisition Properties (A)	2019 Acquisition (r)	Other		Total Pro Forma
Revenues
Rent income	–	$5,662,145	$2,764,081	$75,797	–		$8,502,023
Tenant reimbursements	–	892,541	383,223	12,426	–		1,288,190
Fee and other income	–	1,130,449	–	–	(74,182	)(p)	1,056,267
Total revenues	–	7,685,135	3,147,304	88,223	(74,182)		10,846,480
Operating Expenses
Real estate taxes	–	919,783	397,406	12,426	–		1,329,615
Property operating expenses	–	956,677	251,444	4,514	–		1,212,635
General and administrative	–	1,402,442	–	–	2,273,268	(s)	3,675,710
Depreciation and amortization	–	1,832,237	2,017,856	30,525	–		3,880,618
Total operating expenses	–	5,111,139	2,666,706	47,465	2,273,268		10,098,578
Income from operations	–	2,573,996	480,598	40,758	(2,347,450)		747,902
Interest expense, net	–	(1,486,597)	–	–	1,356,925	(t)	(129,672)
Income before income tax benefit (expense)	–	1,087,399	408,598	40,758	(990,525)		618,230
Income tax benefit (expense)	–	60,763	–	–	(60,763	)(u)	–
Net income	–	1,148,162	480,598	40,758	(1,051,288)		618,230
Less: Net income attributable to non-controlling interest	–	(12,153)	–	–	(110,328	)(v)	(122,481)
Net income attributable to Postal Realty Trust, Inc.	–	1,136,009	480,598	40,758	(1,161,616)		495,749

Net income per common share
Basic and Diluted							$0.10 (w)
Weighted average number of common shares outstanding
Basic and Diluted							4,530,659

(A)	The calculation of the amounts shown in this column, based on the audited historical statement of revenues and certain expenses for the 80 Acquisition Properties included elsewhere in this prospectus and other pro forma adjustments described in note (o), note (p) and note (q), are set forth below:

F-3

	Acquisition Properties
	Historical (n)	Other pro forma adjustments		Total (A)
Revenues
Rent income	$2,479,086	$284,995	(o)	$2,764,081
Tenant reimbursements	380,938	2,285	(o)	383,223
	2,860,024	287,280		3,147,304
Operating Expenses
Real estate taxes	392,571	4,835	(o)	397,406
Insurance	69,248	2,961	(o)	72,209
Repairs and maintenance	155,870	–		155,870
Management fees	74,182	(74,182	)(p)	–
Utilities	23,365	–		23,365
Depreciation and amortization	–	2,017,856	(q)	2,017,856
Total operating expenses	715,236	1,951,470		2,666,706
Income from operations	2,144,788	(1,664,190)		480,598

F-4

Basis of Presentation

General—The accompanying unaudited pro forma financial statements of the Company are based on the historical financial statements of the Predecessor, and prepared on a pro forma basis, to reflect the completion of this offering and the formation transactions. The Predecessor consists of UPH, NPM and the Spodek LLCs, entities whose principal owner is the Company's chief executive officer. The Predecessor does not represent a single legal entity but a combination of legal entities under common control. For financial reporting purposes, the Predecessor contributions are classified as a reorganization of entities under common control whereby the contributed Predecessor Properties and NPM have been recorded in the Company's financial statements at the Predecessor's depreciated historical cost basis.

The Predecessor Properties, including the 2019 Property, and the Acquisition Properties, will be owned by subsidiaries of the Company or the Operating Partnership. The Company will be the sole general partner of the Operating Partnership. Shares of Class A common stock, Voting Equivalency stock, limited partnership units in the Operating Partnership and cash will be exchanged for the Predecessor properties and assets, and the Acquisition Properties. The recipients of those limited partnership units in the Operating Partnership units will constitute non-controlling interests of the consolidated Company. Upon completion of the formation transactions, the Company will own 271 properties in 40 states, all of which are leased to the USPS. The Company will also manage 404 post office properties owned by third parties.

This offering and the formation transactions are designed to (i) consolidate ownership of the Predecessor, including the 2019 Property, and the Acquisition Properties, in the Company, (ii) repay certain outstanding indebtedness, (iii) provide a vehicle for future acquisitions and (iv) provide corporate working capital.

Purchase Price Allocations—For the Acquisition Properties and 2019 Property, purchase price allocations are estimated for pro forma purposes and the actual allocations may differ. The purchase price to be paid has been allocated among land, buildings, and other identified tangible and intangible assets and liabilities. Identified intangible assets and liabilities consist of the value of above market and below market leases and the value of in-place leases. Purchase price allocations and the determination of useful lives are based on management’s estimates.

Notes to pro forma combined consolidated balance sheet

(a)	Postal Realty Trust, Inc. has had no operating activity since its formation on November 19, 2018, other than the issuance of 1,000 shares of common stock for an aggregate purchase price of $1,000 in connection with its initial capitalization, which was paid on November 19, 2018, These 1,000 shares will be repurchased by us at or prior to the closing of the offering for an aggregate purchase price of $1,000.
(b)	Represents the audited balance sheet of the Predecessor as of December 31, 2018.
(c)	Represents the purchase of the Acquisition Properties in exchange for payment to the JV Sellers of $29.8 million in cash using proceeds from the offering. The allocation of the purchase price is based on the Company's preliminary estimates and is subject to change based on the final determination of the relative fair value of the assets acquired and liabilities incurred.
(d)	Represents the purchase of the 2019 Property and the payment to an affiliate of the sole shareholder of the Predecessor of $0.6 million in cash using proceeds from the offering. The allocation of the purchase price is based on the Company's preliminary estimates and is subject to change based on the final determination of the relative fair value of the assets acquired and liabilities incurred.
(e)	Reflects the proceeds expected from this offering, using the mid-point of the price range on the cover of this prospectus and assuming no exercise of the underwriters’ option to purchase additional shares, and the use of those proceeds as indicated in the table below (dollars in thousands):

	Cash	Total Stockholders’ Equity
Gross offering proceeds	$100,000	$100,000
Underwriting discount	(7,000)	(7,000)
Offering and other costs (1)	(6,519)	(6,519)
Repayment of indebtedness retired with offering proceeds	(32,108)	–
Elimination of unamortized deferred financing costs related to the above debt	–	(189)
Cash portion of Predecessor contribution consideration (2)	(2,833)	(2,833)
Payment of acquisition consideration (3)	(30,455)	–
	$21,085	83,459 (4)

(1)	$6.5 million of offering and other costs to be reimbursed to an affiliate of the sole shareholder of the Predecessor. Offering and other costs of $2.9 million are disclosed in the notes to the Postal Realty Trust, Inc. audited balance sheet as of December 31, 2018, other costs of an aggregate $1.2 million have been recorded in general and administrative expenses of the Predecessor for the years ended December 31, 2018 and 2017 and estimated transaction costs of $2.4 million expected to be incurred and paid to closing. All offering and other costs are based upon actual invoices for services rendered for the offering to date and estimated costs at the time of closing. Certain costs have been excluded from the unaudited pro forma statement of operations as such amounts are non-recurring.

F-5

(2)	Represents payment to Mr. Spodek and his affiliates of $2.7 million representing a reimbursement of certain preformation capital expenditures and a payment of $0.2 million to redeem a non-controlling interest. This amount reflects the approximate amount that Mr. Spodek paid for such contributed properties that he acquired on or after January 1, 2018 and the pro rata amount to acquire a 15% interest in one contributed property, respectively.

(3)	The acquisition consideration for the Acquisition Properties and 2019 Property is $29.8 million and $0.6 million, respectively.

(4)	The difference between this amount and the total equity in "The Offering" column on the pro forma combined consolidated balance sheet is a result of removing the deferred tax liability described in note (k) and the addition of the indemnification asset described in note (f).

Net proceeds from this offering remaining after the above planned uses of cash will remain available for working capital and general corporate purposes, including future acquisitions.

(f)	Represents an indemnification asset in the same amount as an uncertain tax position of $0.7 million included in accounts payable, accrued expenses and other on the Predecessor’s combined consolidated audited balance sheet as of December 31, 2018. The indirect sole shareholder of UPH has agreed to reimburse the Company if it is required to make certain income tax payments. The amount will be adjusted going forward as new information becomes available in regards to such liability.
(g)	Represents an adjustment to increase the common stock of the Company and additional paid-in capital by the value of 637,058 shares of Class A common stock and 27,206 shares of Voting Equivalency stock issued in the formation transactions and the 5.0 million shares of Class A common stock issued in the offering. Also represents the issuance of 1,333,112 OP Units to Mr. Spodek and his affiliates for the contribution of NPM and the Spodek LLCs with a value of $26.7 million and the elimination of the equity accounts of UPH and NPM acquired and the effect of the pro forma adjustments described in note (f) and note (k). Also represents the issuance of 126,250 restricted shares of Class A common stock.
(h)	Represents the repayment of certain of the Company's outstanding indebtedness of $35.0 million (balance of $34.7 million as of March 31, 2019) using a portion of the proceeds. None of the indebtedness includes any prepayment penalties. Deferred financing costs of $0.2 million are written off in conjunction with the repayment of certain outstanding indebtedness.
(i)	The Predecessor non-controlling interest of $0.1 million will be redeemed for cash of $0.2 million as part of the formation transactions and the difference will be recorded as a capital transaction in accordance with ASC 810.
(j)	Represents a reallocation of noncontrolling interest to reflect 19.8% of the outstanding limited partnership units of the Operating Partnership not owned by the Company. On a pro forma basis, the net assets of the Operating Partnership are $79.3 million, resulting in a non-controlling interest of $15.7 million.
(k)	Represents an adjustment to remove the deferred tax liability related to UPH since the Company has elected to be taxed as a REIT.

Notes to pro forma combined consolidated statement of operations

(l)	Postal Realty Trust, Inc. has had no operating activity since its formation on November 19, 2018, other than the issuance of 100 common shares for an aggregate purchase price of $1,000 in connection with the initial capitalization of Postal Realty Trust, Inc.
(m)	Represents the audited statement of operations of the Predecessor for the year ended December 31, 2018.
(n)	Represents the audited statement of revenues and certain expenses for the 80 Acquisition Properties for the year ended December 31, 2018 prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act.
(o)	Adjusts the results of operations of the Acquisition Properties to remove the straight-line impact for the historical periods, including the straight-line impact and amortization of the above and below market lease intangibles and the results of operations prior to the respective acquisition dates, as if the Acquisition Properties were purchased on January 1, 2018.
(p)	Represents an adjustment to remove related party management fee revenue and expense as the Acquisition Properties will be managed by the Company in conjunction with the offering.
(q)	Represents depreciation and amortization expense based on a preliminary purchase price allocation for the Acquisition Properties. The purchase price allocation is a preliminary estimate. Depreciation and amortization is recognized on a straight-line basis over a range of 15-40 years for building and improvements and five years for tenant improvements and lease intangibles.
(r)	Represents the pro forma revenues and expenses for the 2019 Property. Also represents depreciation and amortization expense based on a preliminary purchase price allocation for the 2019 Property. The purchase price allocation is a preliminary estimate. Depreciation and amortization is recognized on a straight-line basis over a range of 15-40 years for building and improvements and six years for tenant improvements and lease intangibles based on the term of the related lease.

F-6

(s)	General and administrative expenses consist of compensation based upon agreements and elections in effect as of the date of this prospectus, including (i) issuance of 62,500 LTIPs to the Company’s chief executive officer upon completion of this offering which vest over three years, (ii) issuance of 101,250 restricted shares of Class A common stock to the Company’s President, directors and employees upon completion of this offering which vest over three years, (iii) issuance of 35,000 LTIPs to the Company’s chief executive officer in lieu of cash compensation upon completion of this offering that vest over eight years and (iv) issuance of 25,000 restricted shares of Class A common stock to the Company’s directors upon completion of this offering for their annual equity compensation, less historical compensation for the Predecessor. We recognize equity-based compensation on a straight-line basis over the requisite service period of each award. Also includes $0.5 million for director and officer insurance pursuant to insurance agreements expected to be executed concurrent with completion of the offering. The unaudited pro forma consolidated financial statements do not include any general and administrative expenses expected to be incurred to operate as a public company as such expenses are not yet known or factually supportable.
(t)	Represents the elimination of interest expense related to certain mortgage indebtedness to be repaid with proceeds from the offering. There are no prepayment penalties. Also represents the reversal of certain amortization of deferred financing costs for the period presented. $2.9 million of Predecessor indebtedness will remain outstanding following completion of the offering.
(u)	Represents an adjustment to remove income tax benefit since the Company has elected to be taxed as a REIT.
(v)	Represents an adjustment to the combined consolidated statements of operations for the allocation for net income (loss) attributable to non-controlling interests. The OP and LTIP Unit holders’ interest in the OP would have been approximately 19.8% for the period presented. Also represents reversal of a de minimis net income attributable to non-controlling interest in the Predecessor as the previous non-controlling interest is being redeemed in connection with the formation transactions.
(w)	Pro forma net income (loss) per share is presented in accordance with section 3230.4 of the Commission’s Financial Reporting Manual and is based on (a) the issuance of a number of shares of Class A common stock pursuant to this offering at an offering price of $20.00 per share to fund the $71.9 million necessary to repay debt and pay the consideration payable and offering and other costs and (b) issuance of shares of common stock as consideration for the merger of UPH. Pro forma net income would have been $0.08 per share reflecting the issuance of all 5.0 million shares in this offering and the issuance of the shares of common stock as consideration for the merger of UPH. OP units, LTIP units and restricted shares of Class A common stock, would not be dilutive and were not included in the computation of diluted earnings per share for the period presented.

F-7